UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-41823

Nvni Group Limited

P.O. Box 10008, Pavilion East, Cricket Square

Grand Cayman, Cayman Islands KY1-1001

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard

As previously disclosed, on January 28, 2026, Nvni Group Limited (the “Company”)  received a deficiency letter from the Listing Qualifications Department (the “Staff”) of the Nasdaq Stock Market (“Nasdaq”) notifying the Company that, for the 30 consecutive business day period from December 12, 2025 through January 27, 2026,, the Company’s Market Value of Listed Securities (“MVLS”) was below the $35 million minimum requirement for continued inclusion on The Nasdaq Capital Market pursuant to Nasdaq Listing Rule 5550(b)(2) (the “MVLS Requirement”). In accordance with Nasdaq Listing Rule 5810(c)(3)(C), Nasdaq granted the Company 180 calendar days, or until July 27, 2026 (the “Compliance Date”), to regain compliance MVLS Requirement.

On July 28, 2026, the Company received a delisting determination letter (the “Letter”) from the Staff advising the Company that the Staff had determined that the Company did not regain compliance with the MVLS Requirement by the Compliance Date because the Company’s MVLS did not close at or above $35 million for a minimum of 10 consecutive business days prior to the Compliance Date. As a result, unless the Company requests an appeal of the Staff’s determination, trading of the Company’s ordinary shares on the Nasdaq Stock Market will be suspended at the opening of business on August 6, 2026, and a Form 25-NSE will be filed with the Securities and Exchange Commission to remove the Company’s securities from listing and registration on the Nasdaq Stock Market.

The Company has submitted a hearing request to the Nasdaq Hearings Panel (the “Panel”) to appeal the Staff’s delisting determination. A hearing request will stay the suspension of the Company’s securities and the filing of a Form 25-NSE pending the Panel’s decision. At the hearing, the Company intends to present a plan to regain compliance with the MVLS Requirement.

A copy of the press release is furnished as Exhibit 99.1 to this report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release of Nvni Group Limited, dated August 3, 2026.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NVNI GROUP LIMITED

Date: August 3, 2026	By:	/s/ Pierre Schurmann
	Name:	Pierre Schurmann
	Title:	Chief Executive Officer

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